Filed pursuant to Rule 433

March 16, 2017

Relating to

Preliminary Prospectus Supplement dated March 16, 2017 to

Prospectus dated March 16, 2017

Registration Statement No. 333-210785

News Release

Contacts: Media – Lisa H. Jester, Corporate Manager, Communications and Public Relations (513) 425-2510 Investors – Douglas O. Mitterholzer, General Manager, Investor Relations (513) 425-5215

AK Steel Announces Offering of $400,000,000 of Senior Notes and Cash Tender Offer for its 7.625% Senior Notes due 2020

WEST CHESTER, OH, March 16, 2017 — AK Steel Holding Corporation (NYSE: AKS) (“AK Holding”) announced today that its subsidiary, AK Steel Corporation (“AK Steel”), has commenced a registered offering (the “Offering”) of $400,000,000 aggregate principal amount of senior notes due 2027 (the “New Notes”). The New Notes will be fully and unconditionally guaranteed by AK Holding, AK Steel’s direct parent, and by AK Tube LLC, AK Steel Properties, Inc. and Mountain State Carbon, LLC (together with AK Holding, AK Tube LLC and AK Steel Properties, Inc., the “Guarantors”), three wholly-owned subsidiaries of AK Steel. The New Notes will be unsecured senior obligations of AK Steel and the Guarantors. AK Steel intends to use the net proceeds of the offering, together with cash on hand and/or borrowings under its revolving credit facility, to finance AK Steel’s cash tender offer (the “Tender Offer”), also announced today, for any and all of AK Steel’s outstanding 7.625% Senior Notes due 2020 (the “Old Notes”). The Offering will be made pursuant to an effective shelf registration statement on file with the Securities and Exchange Commission.

The joint book-running managers for the Offering are BofA Merrill Lynch, Wells Fargo Securities, Citigroup, Goldman, Sachs & Co., BMO Capital Markets, Credit Suisse and Deutsche Bank Securities. Simultaneously with the Offering, AK Steel has commenced the Tender Offer pursuant to an Offer to Purchase, dated March 16, 2017, and a related Letter of Transmittal. Upon the terms and subject to the conditions described in the Offer to Purchase and the Letter of Transmittal, AK Steel is offering to purchase for cash any and all of its outstanding Old Notes.

Holders of Old Notes who validly tender their Old Notes on or prior to 5:00 p.m., New York City time, March 22, 2017 (the “Expiration Time”), will be eligible to receive the aggregate purchase price equal to $1,021.25 per $1,000 principal amount of Old Notes tendered.

Tendered Old Notes may be validly withdrawn on or prior to the Expiration Time (the “Withdrawal Deadline”). Following the Withdrawal Deadline, holders who have tendered their Old Notes may not withdraw such Old Notes unless AK Steel is required to extend withdrawal rights under applicable laws. AK Steel’s obligation to accept for purchase and to pay for the Old Notes in the Tender Offer is subject to the satisfaction or waiver of a number of conditions, including the receipt of proceeds from the offering of the New Notes.

In addition to the applicable consideration, all holders of Old Notes accepted for purchase will also receive accrued and unpaid interest on those Old Notes from the last interest payment date to, but not including, the date such Old Notes are repurchased. If any Old Notes remain outstanding following the completion of the Tender Offer, AK Steel intends to promptly redeem such Old Notes in accordance with the terms of the Old Notes and the applicable indenture.

None of AK Steel, AK Steel’s Board of Directors, the dealer manager, the depositary and the information agent makes any recommendation in connection with the Tender Offer. Holders must make their own decisions as to whether to tender their Old Notes, and, if so, the principal amount of Old Notes to tender.

AK Steel has retained BofA Merrill Lynch to serve as the sole dealer manager for the Tender Offer. AK Steel has also retained Global Bondholder Services Corporation to serve as the information agent and depositary.

For additional information regarding the terms of the Tender Offer, please contact BofA Merrill Lynch at (980) 388-3646 or toll free (888) 292-0070. Requests for documents and questions regarding the tender of Old Notes may be directed to Global Bondholder Services Corporation at (212) 430-3774 or toll free (866) 470-4500, by mail at 65 Broadway, Suite 404, New York, New York 10006, Attention: Corporation Actions, or by visiting www.gbsc-usa.com/AKSteel/.

AK Holding, along with certain of its subsidiaries, has filed a registration statement (including a prospectus) with the SEC relating to the Offering. Before you invest, you should read the prospectus supplement and accompanying prospectus in that registration statement and other documents AK Holding and AK Steel have filed with the SEC for more complete information about AK Holding, AK Steel and the Offering. You may review electronic copies of these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, AK Holding, AK Steel, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus supplement and accompanying base prospectus if you request it by contacting BofA Merrill Lynch at Attention: Prospectus Department, One Bryant Park, New York, NY, 10036 (1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com); Wells Fargo at Attention: Client Support, 608 2nd Avenue, South Minneapolis, MN 55402, telephone: (800) 645-3751 Opt 5, or email: wfscustomerservice@wellsfargo.com; Citigroup , c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (800) 831-9146; Goldman Sachs & Co. at Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or email prospectus-ny@ny.email.gs.com; BMO Capital Markets at 3 Times Square, New York, NY 10036, Attn: High Yield Syndicate, telephone: (212) 702-1882; Credit Suisse at Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037, or email: newyork.prospectus@credit-suisse.com; or Deutsche Bank Securities at Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, email: prospectus.cpdg@db.com, telephone (800) 503-4611.

Forward-Looking Statements

Certain statements the company made or incorporated by reference in this release, or made in other documents furnished to or filed with the Securities Exchange Commission, as well as in press releases or in oral presentations made by company employees, reflect management’s estimates and beliefs and are intended to be “forward-looking statements” identified in the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates” and other similar references to future periods typically identify forward-looking statements. The company cautions readers that forward-looking statements reflect the company’s current beliefs and judgments, but are not guarantees of future performance or outcomes. They are based on a number of assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks, uncertainties and contingencies that are beyond the company’s control, and upon assumptions about future business decisions and conditions that may change.

Forward-looking statements are only predictions and involve risks and uncertainties, resulting in the possibility that actual events or performance will differ materially from such predictions as a result of certain risk factors, including reduced selling prices, shipments and profits associated with a highly competitive and cyclical industry; domestic and global steel overcapacity; changes in the cost of raw materials and energy; the company’s significant amount of debt and other obligations; severe financial hardship or bankruptcy of one or more of the company’s major customers or key suppliers; our significant proportion of sales to the automotive market; reduced demand in key product markets due to competition from aluminum or other alternatives to steel; excess inventory of raw materials; supply chain disruptions or poor quality of raw materials; production disruption or reduced production levels; the company’s healthcare and pension obligations; not reaching new labor agreements on a timely basis; major litigation, arbitrations, environmental issues and other contingencies; regulatory compliance and changes; climate change and greenhouse gas emission limitations; financial, credit, capital and banking markets; derivative contracts to hedge commodity pricing volatility; potential permanent idling of facilities; inability to fully realize benefits of margin enhancement initiatives; information technology security threats and cybercrime; as well as those risks and uncertainties discussed in more detail in the company’s Annual Report on Form 10-K for the year ended December 31, 2016, as updated in subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with or furnished to the Securities and Exchange Commission.

As such, the company cautions readers not to place undue reliance on forward-looking statements, which speak only to the company’s plans, assumptions and expectations as of the date hereof. The company undertakes no obligation to publicly update any forward-looking statement, except as required by law.

About AK Steel

AK Steel is a leading producer of flat-rolled carbon, stainless and electrical steel products and carbon and stainless tubular products, primarily for automotive, infrastructure and manufacturing, electrical power generation and distribution markets. Headquartered in West Chester, Ohio (Greater Cincinnati), the company employs approximately 8,500 men and women at eight steel plants, two coke plants and two tube manufacturing plants across six states (Indiana, Kentucky, Michigan, Ohio, Pennsylvania and West Virginia) and one tube plant in Mexico.

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